BAIRNCO CORPORATION
300 PRIMERA BOULEVARD, SUITE 432
LAKE MARY, FLORIDA 32746
(407) 875-2222
PRESS RELEASE
BAIRNCO RESPONDS TO AMENDED STEEL PARTNERS OFFER

Lake Mary, Florida — February 2, 2007 — Bairnco Corporation (NYSE: BZ) today responded to Steel Partners, L.P.’s (“Steel Partners”) amended offer to purchase all the outstanding shares of Bairnco common stock for $13.35 per share. The previous offer was $12.00 per share. Consistent with its fiduciary duties, the Bairnco Board of Directors will review the amended offer and make a recommendation to shareholders promptly. The Board strongly urges Bairnco stockholders not to tender any shares to Steel Partners, pending the Board’s recommendation. The Board also urges stockholders not to sign or return Steel Partners’ gold consent card until the Board has had ample time to thoroughly review the offer and make its recommendation.
“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995
Statements in this press release referring to the expected future plans and performance of the Corporation are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to, changes in US or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; the impact on production output and costs from the availability of energy sources and related pricing; changes in the market for raw or packaging materials which could impact the Corporation’s manufacturing costs; changes in the product mix; changes in the pricing of the products of the Corporation or its competitors; the market demand and acceptance of the Corporation’s existing and new products; the impact of competitive products; the loss of a significant customer or supplier; production delays or inefficiencies; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions and plant consolidations; the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; the costs and other effects of complying with environmental regulatory requirements; disruptions in operations due to labor disputes; and losses due to natural disasters where the Corporation is self-insured. While the Corporation periodically reassesses material trends and uncertainties affecting the Corporation’s results of operations and financial condition in connection with its preparation of its press releases, the Corporation does not intend to review or revise any particular forward-looking statement referenced herein in light of future events.
ADDITIONAL INFORMATION ABOUT BAIRNCO
Bairnco Corporation is a diversified multinational company that operates two distinct businesses — Arlon (Electronic Materials and Coated Materials segments) and Kasco (Replacement Products and Services segment). Arlon’s principal products include high technology materials for the printed circuit board industry, cast and calendered vinyl film systems, custom-engineered laminates and special silicone rubber compounds and components. Kasco’s principal products include replacement band saw blades for cutting meat, fish, wood and metal, and on site maintenance primarily in the meat and deli departments. Kasco also distributes equipment to the food industry in France.
CONTACTS:
Kenneth L. Bayne, Bairnco Corporation
Telephone: (407) 875-2222, ext. 227
Kim Levy or Shannon Provost, Sard Verbinnen & Co
Telephone: (212) 687-8080
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